FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____

Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

I

The document listed below in this Section and filed as Exhibits 99.1 to this form 6-K is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form

Registration No.

S-8

333-72454

S-8

333-101470

F-10

333-87762

99.1	Shareholder Rights Plan Agreement amended and restated as of April 26, 2007 between TransAlta Corporation and CIBC Mellon Trust Company as rights agent.

II

The document listed below in this Section is furnished, not filed as Exhibit 99.2.  The Exhibit is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.2	A copy of the Registrant’s Report of Voting Results at the Annual and Special meeting of Holders of Common Shares held on April 26, 2007.

EXHIBIT INDEX

99.1	Shareholder Rights Plan Agreement amended and restated as of April 26, 2007 between TransAlta Corporation and CIBC Mellon Trust Company as rights agent.
99.2	A copy of the Registrant’s Report of Voting Results at the Annual and Special meeting of Holders of Common Shares held on April 26, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:   /s/  Maryse St.-Laurent

Maryse St.-Laurent

Corporate Secretary

Date: May 17, 2007